NOTE 10 - SUBSEQUENT EVENTS
On February 6, 2017 the Board of the Trust approved the reduction of the Fund's management fee from 1.00% to 0.90% of the average daily net assets of the Fund, to be effective March 1, 2017. On February 6, 2017 the Board also adopted a Shareholder
Servicing Plan on behalf of the Fund's Institutional Shares and Investor Shares, to be
effective March 1, 2017, that allows the Fund to make payments to financial intermediaries and other service providers for Institutional Shares and Investor Shares shareholders in return for shareholder servicing and maintenance of Institutional Shares and Investor Shares shareholder accounts. These shareholder servicing and maintenance fees may not exceed 0.10% per year of the Fund's average daily net assets for Institutional
Shares and Investor Shares, respectively and may not be used to pay for any services in connection with the distribution and sale of Institutional Shares or Investor Shares. Also effective March 1, 2017, the Advisor has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, Rule 12b-1 fees, shareholder servicing fees, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses (collectively, "Excludable Expenses")) to 0.99%. To the extent the Fund or a share class of the Fund incurs Excludable Expenses, the Fund's total annual fund operating expenses after fee waivers and/or expense reimbursements may be greater than 0.99%. The waivers and reimbursements will remain in effect through December 31, 2020 unless terminated sooner by mutual agreement of the Board and Hood River. Effective March 1, 2017,
Retirement Shares have been established as a new share class of the Fund.